Exhibit 2

BRITISH AMERICAN TOBACCO p.l.c.
NOTIFICATION IN ACCORDANCE WITH LISTING RULE 9.6.14R(2)

Notification is made in accordance with Listing Rule 9.6.14R(2) that Véronique Laury, a Non-Executive Director of British American Tobacco p.l.c., has been proposed to be appointed as a member of the Board of Directors of Société Bic S.A., a company listed on Euronext Paris with effect from their shareholder meeting to be held on 16 May 2023.

Wioleta Koszolko
Senior Assistant Company Secretary

15 February 2023

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